SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

TANGRAM ENTERPRISE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

875924 10 2

(CUSIP Number)

Robert A. Freedman, Esq. Cynthia E. McAdam, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 Phone: (650) 988-8500	Sharlene P. Abrams Chief Financial Officer Opsware Inc. 599 N. Mathilda Avenue Sunnyvale, CA 94085 Phone: (408) 744-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 875924 10 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Opsware Inc., I.R.S. Identification No. 94-3340178

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not applicable (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

        None

  8    SHARED VOTING POWER

        14,077,147 shares of common stock (assuming conversion of Series F convertible preferred stock)[1]

  9    SOLE DISPOSITIVE POWER

        None

10    SHARED DISPOSITIVE POWER

        None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,077,147 shares of common stock (assuming conversion of Series F convertible preferred stock)[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5% of common stock and 100% of Series F preferred stock[2]

14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	As of December 4, 2003, 12,577,147 shares of Issuer common stock and 3,000 shares of Issuer Series F preferred stock were subject to voting agreements (the “Voting Agreements”) dated December 4, 2003 between Opsware and the shareholders of Issuer described in Items 3, 4 and 5 below, which collectively provide that the Reporting Person shall have the power to vote or direct the vote of a number of shares of Issuer common stock (defined below) equal to 63.5% of the total outstanding shares of Issuer common stock and 100% of the total outstanding shares of Issuer Series F preferred stock with respect to matters specified in the Voting Agreements, in connection with any annual, special or adjourned meeting of the shareholders of Issuer. Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer common stock or Series F preferred stock subject to the Voting Agreements. Each share of Issuer Series F preferred stock is convertible into five hundred shares of Issuer common stock.
[2]	Based on 19,802,439 shares of Issuer common stock and 3,000 shares of Series F preferred stock outstanding as of December 4, 2003, as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 below.

Page 1 of 6 Pages

CUSIP No. 875924 10 2

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 (the “Common Stock”) of Tangram Enterprise Solutions, Inc., a Pennsylvania corporation (“Tangram Enterprise Solutions” or the “Issuer”). The principal executive offices of Tangram Enterprise Solutions, Inc. are located at 11000 Regency Parkway, Suite 301, Cary, North Carolina 27511.

Item 2.	Identity and Background.

(a) The name of the corporation filing this statement is Opsware Inc., a Delaware corporation, hereinafter sometimes referred to as “Opsware” or the “Reporting Person.” Set forth on Schedule A is the name of each of the directors and executive officers of Opsware as of the date hereof and such person’s principal occupation or employment, and such persons principal business and address of any corporation or other organization in which such employment is conducted.

(b) The address of Opsware’s principal business and office is 599 N. Mathilda Avenue, Sunnyvale, California 94085.

(c) Opsware provides software to enterprises, government agencies and services providers seeking to reduce costs and increase the quality of data center operations.

(d) Neither Opsware nor, to Opsware’s knowledge, any person named on Schedule A attached hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Opsware nor, to Opsware’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To Opsware’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Reorganization, dated as of December 4, 2003, a copy of which is attached hereto as Exhibit 99.01 (the “Merger Agreement”), by and among Opsware, Tangram Enterprise Solutions and TES Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Opsware (“Merger Sub”), and subject to the conditions set forth therein, it is contemplated that Merger Sub will be merged with and into Tangram Enterprise Solutions (the “Merger”). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Tangram Enterprise Solutions, with Tangram Enterprise Solutions as the surviving corporation and a direct wholly-owned subsidiary of Opsware (the “Surviving Corporation”).

As an inducement for Opsware to enter into the Merger Agreement and in consideration thereof, each of the shareholders of Tangram Enterprise Solutions set forth on Schedule B (collectively the “Shareholders”), entered into a Voting Agreement with Opsware dated December 4, 2003,

Page 2 of 6 Pages

CUSIP No. 875924 10 2

copies of the form of which is attached hereto as Exhibit 99.02 (the “Voting Agreement”) and which is more fully described in Item 4, whereby each Shareholder agreed to vote all of the shares of Tangram Enterprise Solutions Common Stock and Series F preferred stock beneficially owned by such Shareholder in favor of adoption and approval of Merger Agreement and approval of the Merger and certain related matters. Opsware did not pay additional consideration to Shareholders who entered into a Voting Agreement. Each of these Shareholders also granted Opsware an irrevocable proxy.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 99.01 to this Schedule 13D and the Voting Agreement included as Exhibit 99.02 to this Schedule 13D, respectively, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b) This Schedule 13D relates to the acquisition of Tangram Enterprise Solutions by Opsware pursuant to the Merger Agreement, under which, at the effective time of the Merger and subject to certain adjustments and conditions contained in the Merger Agreement, certain of the Company’s outstanding debt as well as all of the outstanding shares of Common Stock and Series F preferred stock of Issuer will be converted into shares of Opsware common stock valued at $10 million (subject to certain adjustments).

The purpose of the Merger is for Opsware to acquire the Issuer pursuant to the Merger Agreement. To induce Opsware to enter into the Merger Agreement, the Shareholders entered into Voting Agreements. The purpose of the Voting Agreements is to enable Opsware and Issuer to consummate the transactions contemplated under the Merger Agreement.

The Shareholders have, by executing Voting Agreements, agreed to vote all of the shares of Issuer Common Stock and Series F preferred stock (collectively, the “Shares”) beneficially owned by them at any annual, special or adjourned meeting of shareholders to cause the Shares to be voted (i) in favor of the adoption and approval of the Merger Agreement and the approval of the Merger and any actions required in furtherance of the Merger; (ii) against approval of any Acquisition Proposal (as defined in the Merger Agreement); (iii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or of the Shareholder under the Voting Agreement; and (iv) against any other matter that could reasonably be expected to, impede, delay, or materially and adversely affect the consummation of the Merger. The Voting Agreements obligations with respect to the voting of the Shares terminate upon the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof and (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement. Together with the Voting Agreements, the Shareholders delivered irrevocable proxies to Opsware granting it the right to vote their shares of Issuer Common Stock in the manner similar to the obligations of the Shareholders under the Voting Agreements described above.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of the Merger Sub shall become the officers and directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

Page 3 of 6 Pages

CUSIP No. 875924 10 2

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation of Issuer shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, except Article I of the amended and restated Certificate of Incorporation shall read: “The name of the corporation is “Tangram Enterprise Solutions, Inc.” Upon consummation of the Merger, the Bylaws of Issuer shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub.

(h) – (i) If the Merger is consummated as planned, the Issuer Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than described above, Opsware currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)—(j) of the Schedule 13D (although Opsware reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 99.01 to this Schedule 13D and the Voting Agreement included as Exhibit 99.02 to this Schedule 13D, respectively, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, Opsware may be deemed to be the beneficial owner of 12,577,147 shares of Issuer common stock and 3,000 shares of Issuer Series F preferred stock. This number of shares represents approximately 63.5% of the issued and outstanding shares of Issuer Common Stock and approximately 100% of the issued and outstanding shares of Issuer Series F preferred stock, each based on the number of shares of Issuer Common Stock and Series F preferred stock outstanding as of November 30, 2003 (as represented by the Issuer in the Merger Agreement discussed in Item 3 and Item 4 above). Opsware may be deemed to have the shared power to vote or dispose or direct the disposition of the Shares with respect to the matters described above. However, Opsware (i) is not entitled to any rights as a shareholder of Issuer as to the Shares, (ii) disclaims any beneficial ownership of the Shares and (iii) disclaims any power to dispose or direct the disposition of the Shares. Nothing herein shall be deemed to be an admission by Opsware as to the beneficial ownership of any Shares or the power to dispose or direct the disposition of the Shares.

To Opsware’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A to this Schedule 13D.

(c) To Opsware’s knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named in Item 2 (including Schedule A hereto).

(d) To Opsware’s knowledge, no person other than the Shareholders listed on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Page 4 of 6 Pages

CUSIP No. 875924 10 2

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement, to the knowledge of Opsware there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 (including Schedule A hereto) and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Title

99.01	Agreement and Plan of Reorganization, dated as of December 4, 2003, by and among Opsware Inc., TES Acquisition Corp. and Tangram Enterprise Solutions, Inc. (incorporated by reference from Exhibit 2.1 to the Tangram Enterprise Solutions, Inc. Form 8-K dated December 4, 2003 and filed with the Securities and Exchange Commission on December 9, 2003).

99.02	Form of Voting Agreement, dated December 4, 2003, by and among Opsware Inc., TES Acquisition Corp. and certain shareholders and/or optionholders of Tangram Enterprise Solutions, Inc. (filed herewith as Exhibit 99.02).

Page 5 of 6 Pages

CUSIP No. 875924 10 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2003	OPSWARE INC.

	By:	/s/ SHARLENE P. ABRAMS
Sharlene P. Abrams Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 6 Pages

Schedule A

Directors and Executive Officers of Opsware Inc.

The following table sets for the name, business address and present principal occupation or employment of each director and executive officer of Opsware Inc. Except as indicated below, the business address of each person is c/o Opsware Inc., 599 N. Mathilda Avenue, Sunnyvale, California 94085. Each person listed below is a citizen of the United States.

Directors

Name	Title/ Occupation
Marc L. Andreessen	Chairman of the Board, Opsware Inc.

William V. Campbell	Chairman of the Board, Intuit Inc.

Michael Homer	Chairman and Chief Executive Officer, Kontiki, Inc.

Benjamin A. Horowitz	President and Chief Executive Officer, Opsware Inc.

Simon M. Lorne	Partner, Munger, Tolles & Olson LLP

Michael S. Ovitz	Principal, CKE Associates

Andrew S. Rachleff	General Partner, Benchmark Capital

Michael Volpi	Senior Vice President, Cisco Systems, Inc.

Officers

Name	Title
Benjamin A. Horowitz	President and Chief Executive Officer

Timothy A. Howes	Chief Technical Officer and Executive Vice President of Development

In Sik Rhee	Chief Tactician

Sharlene P. Abrams	Chief Financial Officer

John L. O’Farrell	Executive Vice President of Business Development

James T. Dimitriou	Executive Vice President of Sales

Sharmila N. Shahani	Senior Vice President of Marketing

Jordan Breslow	General Counsel

Schedule B

Shareholders Party to a Voting Agreement with Opsware Inc.

The following table sets for the name and principal occupation or employment of each shareholder of Tangram Enterprise Solutions, Inc. that has entered into a Voting Agreement with Opsware in connection with the Merger Agreement, and the aggregate number of shares of Tangram Enterprise Solutions, Inc. Common Stock and Series F preferred stock beneficially owned by each such shareholder as of December 4, 2003 subject to such Voting Agreement.

Stockholder Party to Voting Agreement	Shares of Series F Preferred Stock Beneficially Owned and Subject to Voting Agreement	Percent of Preferred Stock (%)[3]	Shares of Common Stock Beneficially Owned and Subject to Voting Agreement	Percent of Common Stock (%)[3]
Safeguard Delaware, Inc[4]. 103 Springer Building 3411 Silverside Road P.O. Box 7048 Wilmington, DE 18903	3,000	100%

Safeguard Scientifics[4] (Delaware), Inc. 103 Springer Building 3411 Silverside Road P.O. Box 7048 Wilmington, DE 18903			10,816,604	54.6%

TBBH Investments Europe AG P.O. Box 26490 Monument Park South Africa 0105			1,760,543	8.9%

[3]	Based on 19,802,439 shares of Issuer common stock and 3,000 shares of Series F preferred stock outstanding as of December 4, 2003, as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 below.
[4]	The entities noted above are holding companies and wholly-owned subsidiaries of Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. The preceding information is based solely on Amendment No. 10 to Schedule 13D filed with the Securities and Exchange Commission on or about December 8, 2003 by Safeguard.

Exhibit Index

No.	Title

99.01	Agreement and Plan of Reorganization, dated as of December 4, 2003, by and among Opsware Inc., TES Acquisition Corp. and Tangram Enterprise Solutions, Inc. (incorporated by reference from Exhibit 2.1 to the Tangram Enterprise Solutions, Inc. Form 8-K dated December 4, 2003 and filed with the Securities and Exchange Commission on December 9, 2003).

99.02	Form of Voting Agreement, dated December 4, 2003, by and among Opsware Inc., TES Acquisition Corp. and certain shareholders and/or optionholders of Tangram Enterprise Solutions, Inc. (filed herewith as Exhibit 99.02).